UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Issuance of Class B Shares as Special Bonus Awards

On June 11, 2026, Founder Group Limited (the “Company”) approved one-time special discretionary bonuses (the “Special Bonus Awards”) to each of Mr. Lee Seng Chi, the chairman of the board of director, a director and the chief executive officer of the Company, and Mr. Thien Chiet Chai, a director of the Company. The Special Bonus Awards were granted in recognition of the allottees’ past contributions to the Company and its subsidiaries.

Details of the Special Bonus Awards are as follows:

(1)	Mr. Lee Seng Chi was awarded a special discretionary bonus valued at US$60,000 (RM238,080), satisfied by the issuance of 30,000 Class B ordinary shares of no par value in the Company (the “Class B Shares”); and

(2)	Mr. Thien Chiet Chai was awarded a bonus valued at US$40,000 (RM158,720), satisfied by the issuance of 20,000 Class B Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: July 13, 2026

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